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                                                                    EXHIBIT 4.21



                                 LEASE AGREEMENT

Kyoto Research Park Kabushiki Kaisha (hereinafter referred to as the "Landlord") and Crosswave Communications Inc. (hereinafter referred to as the "Tenant") agree as follows, with respect to the lease of the room for rent located in the KRP 6th Building owned by the Landlord (hereinafter referred to as the "Premises"):


Article 1 (PURPOSE)

The purpose of this Agreement is to set forth the basic matters concerning the lease of the Premises between the Landlord and the Tenant, and the details of the Premises shall be described in the attachment hereto.


Article 2 (PURPOSE OF USE)

The Tenant shall use the Premises only for the following purpose, and shall not use them for any other purposes:

     Purpose of use:  Internet data center
                      (communications machinery room, electricity room, etc.).


Article 3 (TERM OF LEASE)

The term of this lease shall be from September 1, 2001 to August 31, 2011; provided that, unless the Landlord or the Tenant otherwise indicates its intention to the other party at least six (6) months prior to the expiry of the term of the lease, this Agreement shall be extended for an additional one (1) year term, the commencement date of which shall be the day immediately following the expiration date of the original term of the lease, and the same shall apply thereafter.

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Article 4 (CANCELLATION BEFORE THE COMMENCEMENT OF THE TERM OF THE LEASE)

If the Tenant intends to cancel this Agreement prior to the commencement of the term of the lease, the Tenant may cancel this Agreement only by making a payment of such amount as is equivalent to the rent for the term from the commencement date of the term of the lease set forth in Article 3 to the date six (6) months from the date on which such intention to terminate this Agreement is indicated.


Article 5 (TERMINATION DURING THE TERM OF THE LEASE)

1. In case the Landlord or the Tenant intends to terminate this Agreement during the term of the lease, it may terminate this Agreement by notifying the other party in writing no later than six (6) months prior to the intended termination date.

2. Notwithstanding the provisions of the preceding paragraph, the Tenant may forthwith terminate this Agreement by making a payment to the Landlord of such amount as is equivalent to the rent for six (6) months.


Article 6 (RENT)

1. The rent of the Premises (hereinafter referred to as the "Rent") shall be as set forth below in this article, and the Tenant shall pay the Rent for the following month by remittance of the stipulated amount to the bank account designated by the Landlord on or prior to the end of the current month.

     Rent (including the common area management fee):
     JPY 4,050,000 per month (excluding consumption tax).

2. The Rent for any month of the term of the lease which falls short of a full month of use by the Tenant or during which the Rent
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     is revised shall be prorated on a per diem basis.


Article 7 (COSTS OTHER THAN RENT)

1. The Tenant shall bear the following costs in relation to the use of the Premises according to the relevant stipulations separately provided for therefor:

     (1)  Electricity; and
     (2)  Air conditioner usage fee

2. The costs other than the above which are incurred by the Tenant's use of the Premises or the facilities for common use shall be borne by the Tenant.


Article 8 (DAMAGE DUE TO DELAYED PERFORMANCE OF OBLIGATIONS)

If there is a delay in the Tenant's payment of the Rent and any of its other obligations, the Landlord may claim from the Tenant compensation for any damages at the interest rate of 0.04% per day of delayed payment (i.e., 14.60% per annum); provided that such compensation for damages shall not relieve the Tenant from its obligations if the Landlord exercises its right to terminate this Agreement.


Article 9 (REVISION OF RENT)

1. The Landlord may revise the Rent upon consultation with the Tenant every two (2) years starting from the date of commencement of the term of the lease.

2. Even prior to the time for revision set forth in the preceding paragraph, the Landlord may revise the Rent upon consultation with the Tenant, if the level of the Rent set forth in Article 6 becomes substantially unreasonable due to economic changes such as an increase in taxes or other public charges, a rise in
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     the price of the land and the building, or a rise in commodity prices, or an increase of other disbursements in relation to the remodeling of the facilities, etc.


Article 10 (SECURITY DEPOSIT)

1. In order to secure the performance of the obligations of the Tenant under this Agreement, the Tenant shall deposit with the Landlord JPY 27,000,000 as a security deposit by paying the following amounts on the following deposit dates, and pursuant to the conditions set forth in the following paragraphs of this article:

     (1)  JPY 4,050,000 at the time of execution of this Agreement Deposit date:
          May 31, 2001

     (2)  JPY 22,950,000 at the time the Premises are surrendered Deposit date:
          August 31, 2001

2.   The security deposit shall bear no interest.

3. The Tenant may not assign or provide as a security to any third party the right to claim for the return of the security deposit.

4. In the event there is a delay in the Tenant's payment of the Rent, or the Tenant is obligated to compensate for damage or has any other monetary obligations to the Landlord under this Agreement, the Landlord may apply all or part of the security deposit to the Tenant's payments without making any demand against the Tenant. In this case, the Tenant shall replenish the security deposit to the amount prescribed in this article within one (1) week of receipt of a notice of such application.

5. Where the revision of the Rent set forth in the preceding article results in a material imbalance between the revised rent and the security deposit set forth in Paragraph 1 of this article,
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     the Landlord may request that the Tenant deposit such reasonable amount as is equivalent to the amount of the imbalance.

6. The Landlord shall return the security deposit to the Tenant after the Tenant completely surrenders the Premises and performs all of its obligations under this Agreement.


Article 11 (PROHIBITED MATTERS)

The Tenant may not engage in any of the following acts without the written approval of the Landlord:

(1) Assign all or part of the right of lease, or sublease all or part of the Premises, in excess of the scope of the purpose set forth in Article 2;

(2)  Provide the Premises for use as a residence; or

(3)  Violate the utilization regulations separately prescribed by the Landlord.


Article 12 (NOTIFICATION OF CHANGE IN REGISTERED MATTERS OR STATUS, ETC.)

1. In case there is any material change in the address, trade name, representative, business purpose, capital, any other matter stated in the commercial register, or status of the Tenant, the Tenant shall notify the Landlord thereof in writing without delay. In this case, the Landlord may terminate this Agreement if it deems that said change would result in materially jeopardizing the creditworthiness of the Tenant in relation to the lease agreement.

2. The provisions of the preceding paragraph shall also apply to any change in the name of, or a move by, the Tenant or its representative.
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Article 13 (OBLIGATION OF THE CARE OF A GOOD MANAGER)

The Tenant shall use the Premises and the facilities for common use under the care of a good manager and take sufficient measures so that other tenants of the Premises do not make any complaints against the Tenant.


Article 14 (STRUCTURE AND EQUIPMENT WITHIN THE PREMISES)

The structure and equipment within the Premises shall be as pursuant to the separately defined standard specifications.


Article 15 (TAXES AND PUBLIC CHARGES)

The taxes and public charges assessable on the furnishings and equipment installed by the Tenant shall be borne by the Tenant.


Article 16 (REPAIRS)

Repair work such as the repainting of the ceilings and walls, reupholstering of floors within the Premises, and other repair work which is required by any reason attributable to the Tenant shall be conducted by the Landlord at the cost of the Tenant.


Article 17 (COMPENSATION FOR DAMAGE)

If the Tenant or any of its employees or related parties damages the Premises, the common use space, etc., either intentionally or due to negligence, the Tenant shall forthwith notify the Landlord to such effect and compensate the Landlord for the damages incurred by the Landlord.


Article 18 (LANDLORD'S RIGHT OF ACCESS TO THE PREMISES AND CONFIDENTIALITY)
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The Landlord and its employees may enter the Premises and execute necessary measures from time to time, if such measures are necessary in relation to the Premises' management, repair, sanitation, prevention of crime, fire prevention, etc.


Article 19 (TERMINATION OF THIS AGREEMENT)

The Landlord or the Tenant may terminate this Agreement without making any demands against the other party if any of the acts set forth in Items 1 through 4 of this article is conducted by the other party. The Landlord may also terminate this Agreement, if the act set forth in Item 5 is conducted by the Tenant, and is not cured regardless of the Landlord's demand for its correction:

(1)  If there is a delay in the Tenant's payment of the Rent set forth in
     Article 6 of three (3) months or more;

(2)  If the Tenant breaches the provisions of Article 2 or Article 11;

(3)  If the Tenant is declared bankrupt, or dissolves its company;

(4) If the Landlord or the Tenant violates this Agreement in any manner other than those set forth in the above items; or

(5)  If the Tenant violates the provisions of Article 13.


Article 20 (PENALTY PAYABLE UPON TERMINATION OF THIS AGREEMENT)

If the Landlord terminates this Agreement pursuant to the preceding article, the Tenant shall provide reasonable compensation to the Landlord for the damage incurred by the Landlord.


Article 21 (INVALIDATION OF THIS AGREEMENT)

This Agreement shall become invalid as a matter of course, in the
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event all or part of the building is lost or damaged as a result of natural disasters or any other force majeure, and the use of the Premises becomes impossible.


Article 22 (OBLIGATION OF RESTORATION TO THE ORIGINAL CONDITIONS)

1. In case of cessation of this Agreement due to termination or expiration of the term hereof, the Tenant shall forthwith surrender the Premises to the Landlord upon the completion of its restoration of the Premises to their original conditions at the time of the commencement of the use of the Premises, by removing at its cost any and all furnishings, partitions, fixtures and other facilities installed in the Premises by the Tenant during the term of the lease, as well as those objects which are subject to the separately prescribed standard specifications.

2. In case the Tenant does not implement the work for restoration of the Premises to their original conditions as set forth in the preceding paragraph, the Landlord may conduct such work on behalf of the Tenant at the cost of the Tenant.

3. From the date of termination of this Agreement to the date of surrender of the Premises, the Tenant shall pay as an extended use charge such amount as is equivalent to the rent set forth in Article 6, and if further damage is incurred by the Landlord, the Tenant shall compensate the Landlord for such damage to the extent that such damage was directly and actually inflicted on the Landlord.

4. In case the Tenant does not remove any of the objects which are owned or kept by the Tenant by the end of a reasonable period of time after the termination of this Agreement, the Landlord may dispose of such objects at its discretion.
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Article 23 (WAIVER OF THE RIGHT TO DEMAND PURCHASE OF FURNISHINGS, ETC.)

1. The Tenant may not demand that the Landlord repurchase the furnishings set forth in the preceding article or other objects or facilities at the time the Premises are surrendered.

2. The Tenant may not, at the time the Premises are surrendered, make any claim against the Landlord for payment of necessary expenses, beneficial expenses, relocation expenses, evacuation expenses or any other similar monetary claims disbursed in relation to the Premises for any reason or cause whatsoever.


Article 24 (IMMUNITY OF THE LANDLORD)

The Landlord shall not be liable for any damage incurred by the Tenant due to earthquake, storm and flood, fire, power failure, cessation of the water supply, any other reasons which are not attributable to the Landlord, or thefts.


Article 25 (JURISDICTION)

The Landlord and the Tenant agree in advance that the Kyoto District Court shall have jurisdiction over any dispute which may arise between the Landlord and the Tenant in relation to this Agreement.


Article 26 (ASSUMPTION OF COSTS)

The stamp tax and other costs required for the execution of this Agreement shall be equally borne by the parties.


Article 27 (MATTERS NOT PROVIDED FOR)

Any matters not provided for in this Agreement or the interpretation of any matters provided for in this Agreement which are disputed among the parties shall be resolved by good faith mutual
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consultations between the Landlord and the Tenant, pursuant to laws, regulations, and commercial practices concerning general buildings for rent.


IN WITNESS WHEREOF, the Landlord and the Tenant execute this Agreement in duplicate by affixing their names and seals hereto, each retaining one (1) copy respectively.


March 30, 2001


Landlord: Yasuo Akasaka (seal)
          Representative Director
          Kyoto Research Park Kabushiki Kaisha
          17, Chudojiminamimachi, Shimogyo-ku, Kyoto-shi

Tenant:   Koichi Suzuki (seal)
          Representative Director
          Crosswave Communications Inc.
          21, Kandanishikicho 3-chome, Chiyoda-ku, Tokyo


(DESCRIPTION OF PREMISES)

(1)  Location: 1, Chudojiawatacho, Shimogyo-ku, Kyoto-shi
(2)  Structure:
          Underground section:
               Reinforced-concrete construction
          Above-ground section:
               1st Fl.: Reinforced concrete steel-framed structure 2nd ~4th Fl.: Steel-frame construction
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(3)  Name of the building: KRP 6th Building
(4)  Floor & Area of the Premises:
          1st Fl. Server Machinery Room B 900m2
          (as specified in the map attached hereto)